CONSULTING AGREEMENT

CONSULTING AGREEMENT, dated as of the ___ day of December 1, 2007, by and between CUSTOM AUTOMATED SYSTEMS, INC., a New York corporation doing business at 3 Wood Edge Court, Water Mill, NY 11976 (the “Company”), and Arctic Corporate, Limited, a BVI corporation, doing business at PO Box 3152, RG Hodge Plaza,
Second Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (the “Consultant”).

W I T N E S S E T H :

WHEREAS, the Consultant has considerable knowledge of and experience providing consulting services regarding the legal strategies and related items (the “Business”); and Consultant desires to serve as Consultant to the Company.

WHEREAS, the Company desires to obtain the benefit of Consultant's special knowledge and experience and the Company's management has determined that it would be in the best interest of the Company to make use of the Consultant's knowledge and experience and as a Lead Consultant; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained the Company and the Consultant hereby agree as follows:

1.  Term.  The Company hereby engages Consultant to render the consulting services as hereinafter set forth, and Consultant hereby agrees to render such services for a period commencing from December 1, 2007 and terminating on November 30, 2008 (the “Term”). Such Term may be extended for an additional year, and thereafter year to year, by the written agreement of both parties.

2. Consulting Services.  The Company hereby retains the Consultant, and the Consultant agrees, to render consulting and advisory services, and to be the lead consultant and direct all other consultants retained by the Company, to the Company during the Term hereof in connection with the Business, from time to time, and as the Chief Executive Officer of the Company may reasonably request. Consultant shall not be required to expend any minimum number of hours hereunder and the rendering of all consulting services shall be subject in priority to Consultant's own business interests. Consultant shall assist in the preparation, along with any attorney(s) and/or Financial Officers and/or Independent Auditor of the Company with the preparation of a Private Placement Memorandum for the placement of shares of the Company to raise capital, and then in the filing of a Form 10-SB with the SEC, arrange for an Audit of the Financials of the Company to be used in the filling, the preparation of a Form SB-2 (in place of or in conjunction with the Form 10-SB) to register shares of common stock of the Company, along with the preparation of any ancillary documents needed to be filed with the SEC and /or other semi-governmental entities to allow the shares to trade. The expenses of such consulting services as set forth it the aforementioned sentence shall be borne by the Consultant up to a total of $75,000.

3. Consulting Fees. In consideration for (i) the availability of Consultant to render the services, (ii) the services to be rendered by Consultant during the Term, and (iii) the other provisions of this Agreement, the Company shall compensate Consultant with the issuance of shares of common stock of the Company in the amount of 1,000,000 shares of common stock of the Company to be included in the filing of any Registration Statement with the Securities and Exchange Commission.

4. Expenses. Upon submission of proper vouchers or other similar evidence of expenditures, the Company shall, upon request by Consultant, reimburse Consultant for all reasonable travel and out-of-pocket expenses incurred by Consultant in connection with services requested and rendered hereunder. All expense items require the prior approval of the Company.

5.  Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when either served personally or two (2) business days after being sent priority next day delivery by a nationally recognized courier or three (3) business days after being mailed by certified or registered mail, return receipt requested; if to the Company or to Consultant, or to such address or to such persons as either party shall have last designated by written notice to the other.

6. Assignability.  This Agreement shall inure to the benefit of and be binding upon the parties, their successors and permitted assigns. Neither party may assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party.

7. Entire Agreement. This instrument constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supercedes all prior agreements and understandings, written or oral, among them with respect to the subject matter hereof. This Agreement may be modified only by a written instrument signed by the parties.

8. Governing Law. This Agreement shall be governed by and construed (both as to validity and performance) and enforced in accordance with the laws of the State of New York without giving effect to the conflicts or choice of law provisions thereof.

9. Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

CUSTOM AUTOMATED SYSTEMS, INC.

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By:    , President

Arctic Corporate, Limited

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By:   ,